UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW FRONTIER HEALTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6461G 106

 (CUSIP Number)

Carl Wu

New Frontier Public Holding Ltd.

23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong

852-6491-9230

Copy to:

Yang Wang

Simpson Thacher & Bartlett LLP
3901 China World Tower

1 Jianguomenwai Avenue

Beijing 100004, China

86-10-5965-2976

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*        This Schedule constitutes Amendment No. 2 to the Schedule 13D on behalf of New Frontier Public Holding Ltd. and Vivo Capital IX (Cayman), LLC filed as of December 30, 2019, Amendment No. 1 to the Schedule 13D on behalf of Nan Fung Group Holdings Limited, Sun Hing Associates Limited, NF SPAC Holding Limited, filed as of January 2, 2020, and an initial Schedule 13D on behalf of each of Carnival Investments Limited, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising International Limited, Mr. Carl Wu, Mr. Ying Zeng, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Ltd, Mr. Ho Kei Li, Smart Scene Investment Limited and LY Holding Co., Limited.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS New Frontier Public Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 󠄬☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,546,625(1)
	9	SOLE DISPOSITIVE POWER 17,012,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,546,625(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 9,542,500 ordinary shares of the Issuer, par value $0.0001 per share (“Ordinary Shares”) held directly by NFPH (as defined below), (ii) 7,470,000 Ordinary Shares underlying warrants held by NFPH, (iii) 17,605,000 Ordinary Shares that are subject to certain Letter Agreements, each dated as of December 17, 2019 and as described in Item 4 of the Original Schedule 13D, including 3,280,000 Ordinary Shares underlying warrants, (iv) 22,929,125 Ordinary Shares subject to the Irrevocable Proxies, including 3,975,750 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Neither the filing of this Amendment No. 2 (as defined below) nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 14,725,750 warrants held by the Reporting Person (as defined below), or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Carnival Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,825,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,825,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (x) (i) 600,000 Ordinary Shares, and (ii) 300,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (y) (i) 1,575,000 Ordinary Shares, and (ii) 350,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 650,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Kam Chung Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,546,625(1)
	9	SOLE DISPOSITIVE POWER 2,825,000(2)
	10	SHARED DISPOSITIVE POWER 17,012,500(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,546,625(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person shares voting power over the securities beneficially owned by NFPH.

(2)	Includes (x) (i) 600,000 Ordinary Shares, and (ii) 300,000 Ordinary Shares underlying the public warrants purchased by entities affiliated with the Reporting Person in the Issuer’s initial public offering, and (y) (i) 1,575,000 Ordinary Shares, and (ii) 350,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person or entities affiliated with the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(3)	The Reporting Person shares dispositive power over the securities held or deemed to be held by NFPH. The interests shown include (i) 9,542,500 ordinary shares, and (ii) 7,470,000 ordinary shares underlying the private placement warrants, held of record by NFPH and sole dispositive power over the securities beneficially owned by Carnival Investments Limited.

(4)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 14,725,750 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Roberta Lipson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,831(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,872,831(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,831(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 1,227,251 Ordinary Shares held by the Reporting Person in her personal capacity, (ii) 3,282,032 Ordinary Shares that the Reporting Person has the right to acquire upon exercise of options prior to January 25, 2026, (iii) 2,363,548 Ordinary Shares held of record by the Daniel Lipson Plafker Trust, Benjamin Lipson Plafker Trust, Jonathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, for which the Reporting Person acts as the trustee. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 3,282,032 options held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Max Rising International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,412,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,412,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (x) (i) 300,000 Ordinary Shares, and (ii) 150,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (y) (i) 787,500 Ordinary Shares, and (ii) 175,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 325,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Carl Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,546,625(1)
	9	SOLE DISPOSITIVE POWER 1,412,500(2)
	10	SHARED DISPOSITIVE POWER 17,012,500(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,546,625(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person shares voting power over the securities beneficially owned by NFPH.

(2)	Includes (x) (i) 300,000 Ordinary Shares, and (ii) 150,000 Ordinary Shares underlying the public warrants purchased by entities affiliated with the Reporting Person in the Issuer’s initial public offering, and (y) (i) 787,500 Ordinary Shares, and (ii) 175,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person or entities affiliated with the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(3)	The Reporting Person shares dispositive power over the securities beneficially owned by NFPH. The interests shown include (i) 9,542,500 ordinary shares and (ii) 7,470,000 ordinary shares underlying the private placement warrants, held of record by NFPH.

(4)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 14,725,750 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Ying Zeng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,250(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 168,750 Ordinary Shares and (ii) 47,500 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 47,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Vivo Capital IX (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,300,000(1)
	9	SOLE DISPOSITIVE POWER 14,300,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,300,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Does not include Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS NF SPAC Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,130,000(1)
	9	SOLE DISPOSITIVE POWER 8,130,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 7,150,000 Ordinary Shares held by NF SPAC Holding Limited, and (ii) 980,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 980,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106; G6461G 114
1	NAME OF REPORTING PERSONS Sun Hing Associates Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000(1)
	9	SOLE DISPOSITIVE POWER 1,800,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,200,000 Ordinary Shares held by Sun Hing Associates Limited, and (ii) 600,000 Ordinary Shares underlying warrants. Does not include Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 600,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Nan Fung Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,000(1)
	9	SOLE DISPOSITIVE POWER 9,930,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,930,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,200,000 Ordinary Shares held by Sun Hing Associates Limited, (ii) 600,000 Ordinary Shares underlying warrants held by Sun Hing Associates Limited, (iii) 7,150,000 Ordinary Shares held by NF SPAC Holding Limited, and (iv) 980,000 Ordinary Shares underlying warrants held by NF SPAC Holding Limited. Each of NF SPAC Holding Limited and Sun Hing Associates Limited is an indirect wholly-owned subsidiary of the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 1,580,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS BRAVE PEAK LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,375,000(1)
	9	SOLE DISPOSITIVE POWER 6,375,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,375,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 4,875,000 Ordinary Shares held by Brave Peak Limited, and (ii) 1,500,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 1,500,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS ASPEX MASTER FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 4,081,250 Ordinary Shares held by Aspex Master Fund, and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS ASPEX MANAGEMENT (HK) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Aspex Management (HK) Ltd may be deemed to beneficially own (i) 4,081,250 Ordinary Shares held by Aspex Master Fund and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Aspex Management (HK) Ltd expressly disclaims any such beneficial ownership. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Aspex Management (HK) Ltd acts as the sole management company of Aspex Master Fund.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Ho Kei Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Mr. Ho Kei Li (“Mr. Li”) may be deemed to beneficially own (i) 4,081,250 Ordinary Shares held by Aspex Master Fund, and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Mr. Li expressly disclaims any such beneficial ownership. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Mr. Li holds 100% of the equity interests in Aspex Management (Cayman) Limited, which in turn holds 100% of equity interests in Aspex Management (HK) Ltd.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS SMART SCENE INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS LY HOLDING CO., LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000(1)
	9	SOLE DISPOSITIVE POWER 1,375,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,125,000 Ordinary Shares held by LY Holding Co., Limited, and (ii) 250,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,356,980 Ordinary Shares outstanding as of March 31, 2020, as disclosed in the Issuer’s Form 20-F, filed on March 31, 2020, and assumes that all of the 250,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

END OF COVER PAGES

This Schedule constitutes Amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D on behalf of New Frontier Public Holding Ltd. and Vivo Capital IX (Cayman), LLC filed as of December 30, 2019 (the “Original Schedule 13D”), Amendment No. 1 to the Schedule 13D on behalf of Nan Fung Group Holdings Limited, Sun Hing Associates Limited, NF SPAC Holding Limited, filed as of January 2, 2020, and an initial Schedule 13D on behalf of each of Carnival Investments Limited, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising International Limited, Mr. Carl Wu, Mr. Ying Zeng, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Ltd, Mr. Ho Kei Li, Smart Scene Investment Limited and LY Holding Co., Limited, relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of New Frontier Health Corporation, a Cayman Islands exempted company (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the applicable reporting persons thereof. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f)

(1)	This statement is filed by (i) New Frontier Public Holding Ltd. (“NFPH”), (ii) Carnival Investments Limited (“Carnival”), (iii) Mr. Kam Chung Leung, (iv) Ms. Roberta Lipson, (v) Max Rising International Limited (“Max Rising”), (vi) Mr. Carl Wu, (vii) Mr. Ying Zeng, (viii) Vivo Capital IX (Cayman), LLC (“Vivo LLC”), (ix) NF SPAC Holding Limited (“NF SPAC”), Sun Hing Associates Limited (“Sun Hing”) and Nan Fung Group Holdings Limited (“NFGHL”, together with NF SPAC and Sun Hing, “Nan Fung”), (x) Brave Peak Limited (“Shimao”), (xi) Aspex Master Fund (“Aspex Fund”), Aspex Management (HK) Ltd (“Aspex HK”), Mr. Ho Kei Li (collectively, “Aspex Parties”), (xii) Smart Scene Investment Limited (“Hysan”), (xiii) LY Holding Co., Limited (“LY”) (NFPH, Carnival, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising, Mr. Carl Wu, Mr. Ying Zeng, Vivo LLC, Nan Fung, Shimao, Aspex Parties, Hysan and LY, collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(2)	NFPH is a Cayman Islands exempted company owned and controlled by Mr. Kam Chung Leung and Mr. Carl Wu, formed solely for the purpose of investing in securities of the Issuer. The directors of NFPH are Mr. Kam Chung Leung and Mr. Carl Wu. The business address of NFPH is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(3)	Carnival is a British Virgin Islands Company limited by shares owned and controlled by Mr. Kam Chung Leung. Carnival solely engages in investment holding. The sole director of Carnival is Mr. Kam Chung Leung. The business address of Carnival is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(4)	Mr. Kam Chung Leung is a citizen of Hong Kong. Mr. Kam Chung Leung has been the chairman of the Issuer since its IPO. Mr. Kam Chung Leung is the group chairman of New Frontier Group Ltd., which he co-founded with Mr. Carl Wu in 2016. Mr. Kam Chung Leung is also the group chairman of Nan Fung Group, a leading Chinese conglomerate based in Hong Kong engaging in real estate and investment businesses. He is the sole member of Carnival. The business address of Mr. Kam Chung Leung is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(5)	Ms. Roberta Lipson is a citizen of the United States of America. Ms. Roberta Lipson is a director and the Chief Executive Officer of the Issuer. The business address of Ms. Roberta Lipson is c/o United Family Healthcare, Hengtong Office Park Building 7, Jiuxianqiao Road #10, Beijing, P.R.China.

(6)	Max Rising is a British Virgin Islands Company limited by shares owned and controlled by Mr. Carl Wu. Max Rising solely engages in investment holding. The sole director of Max Rising is Mr. Carl Wu. The business address of Max Rising is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(7)	Mr. Carl Wu is a citizen of New Zealand. Mr. Carl Wu is a director and the chairman of the Executive Committee of the Issuer. Mr. Carl Wu is the sole member of Max Rising. The business address of Mr. Carl Wu is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(8)	Mr. Ying Zeng is a citizen of the People’s Republic of China. Mr. Ying Zeng serves as a director and the Chief Operating Officer of the Issuer. The business address of Mr. Ying Zeng is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(9)	Vivo LLC, a Cayman Islands limited liability company, is the general partner of Vivo Capital Fund IX (Cayman), L.P. (“Vivo LP”), a Cayman Islands exempted limited partnership and the record holder of 14,300,000 Ordinary Shares. The principal business of Vivo LLC is to provide investment services to the private investment funds it manages. The managing members of Vivo LLC are Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, none of whom has individual voting or investment power with respect to any Ordinary Shares as reported herein and each of whom disclaims beneficial ownership of such Ordinary Shares. The business address of Vivo LLC is c/o: Vivo Capital LLC, 192 Lytton Ave., Palo Alto, CA 94301.

(10)	Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by each of NF SPAC and Sun Hing. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL and therefore may be deemed to beneficially own the securities reported herein. Each of the members of the Executive Committee disclaims beneficial ownership of the securities reported herein. The business address of each Nan Fung entity is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Hong Kong.

(11)	Shimao is a British Virgin Islands company owned and controlled by Shimao Group Holdings Limited (formerly known as Shimao Property Holdings Ltd.). The principal executive officers of Shimao are Hui Wing Mau and Hui Mei Mei, Carol and the directors of Shimao are Hui Wing Mau and Hui Mei Mei, Carol. Shimao solely engages in investment holding. The correspondence address of Shimao is 38th Floor, Tower One, Lippo Centre, 89 Queensway, Hong Kong.

(12)	Aspex Fund is a Cayman Islands company. Aspex HK is a Hong Kong company and is wholly owned by Aspex Management (Cayman) Limited, which in turn is wholly owned by Mr. Li. The principal business of Aspex Fund is investment activities. The principal business of Aspex HK is to serve as the management company of Aspex Fund. Mr. Li is the founder of Aspex Fund, one of the three directors of Aspex Fund, the sole director and the chief investment officer of Aspex HK. Bonnie Fong is the chief operating officer of Aspex HK. Each of John Clive Lewis and Stephen John Rooney is a director of Aspex Fund. Mr. Li and Bonnie Fong are Hong Kong citizens. John Clive Lewis is a United Kingdom citizen. Stephen John Rooney is a New Zealand citizen. As of the date of this Schedule 13D, Aspex Fund does not have any executive officers. The business address of Aspex Parties and Bonnie Fong is Rooms 606-607, St. George’s Building, 2 Ice House Street, Hong Kong. The business address of John Clive Lewis is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O.Box 30599, KY1-1203, Grand Cayman Cayman Islands. The business address of Stephen John Rooney is 38 Loop Road, Kawarau Falls, Queenstown 9300, New Zealand.

(13)	Hysan is a Hong Kong limited liability company owned and controlled by Hysan Development Company Limited. Hysan solely engages in investment holding. The directors of Hysan are Mr. Kon Wai Lui and Mr. Shu Yan Hao. The business address of Hysan is 49/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(14)	LY is a British Virgin Islands company owned and controlled by four trusts with Lion Trust (Singapore) Limited acting as trustee. The principal executive officer of LY is Mr. Ng Ka Lam and the directors of LY are Mr. Ng Ka Lam and Mr. Wei Ying-Chiao. LY solely engages in investment holding. The business address of LY is Room 3008, 968 Beijing West Road, Shanghai.

(d)	During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All information contained in this Item 2 concerning each Reporting Person has been supplied by such Reporting Person, and no Reporting Person has provided any disclosure with respect to any other Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons. The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

The Buyer Consortium (as defined in Item 4 below) anticipates that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$1.9 billion will be required for the proposed transaction.

It is anticipated that the funding for the proposed transaction will be provided by a combination of equity capital sourced from existing members of the Buyer Consortium (including by way of rollover shares and/or cash contribution) and potentially additional equity investors, as well as debt financing to be arranged by the Buyer Consortium.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

Consortium Agreement

On February 9, 2021, NFPH, Carnival, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising, Mr. Carl Wu, Mr. Ying Zeng, Vivo LLC, NF SPAC, Sun Hing, Shimao, Aspex Fund, Hysan and LY (collectively, the “Buyer Consortium”) entered into a consortium agreement (the “Consortium Agreement”). Pursuant to the Consortium Agreement, on February 9, 2021, the Buyer Consortium submitted a preliminary, non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire all outstanding Ordinary Shares, which would result in the Issuer becoming a private, wholly owned subsidiary of such entities (the “Merger”). The terms of the Proposal state that in connection with the Merger, each outstanding Ordinary Share (other than those owned by members of the Buyer Consortium which will be rolled over for the purpose of funding the Merger), will be converted into the right to receive a purchase price of US$12.00 per Ordinary Share. The Proposal is subject to negotiation with the Board, and there can be no guarantee that the Merger will be completed in accordance with the terms of the Proposal or at all.

Pursuant to the Consortium Agreement, NFPH and the other parties thereto have agreed that for a period ending on the earlier of (i) the termination of the Consortium Agreement pursuant to its terms and (ii) the date that is twenty-four (24) months after the date of the Consortium Agreement, each party shall (a) work exclusively with the other parties to the Consortium Agreement to effect the Merger and shall not, either directly or through any affiliate, make, solicit, encourage or facilitate a competing acquisition proposal or acquire the beneficial ownership of any additional Ordinary Shares, except in connection with the equity incentive awards granted by the Issuer or exercise of any warrants already held by such party, (b) irrevocably agree to vote any Ordinary Shares beneficially owned by such party, or which may be beneficially owned by such party in the future, in favor of the Merger and any related transactions, (c) not transfer any Ordinary Shares beneficially owned by such party, or which may be beneficially owned by such party in the future, to any person other than any affiliate of such party who is bound by the Consortium Agreement, and (d) roll over all of the Ordinary Shares beneficially owned by such party, or which may be beneficially owned by such party in the future, to fund the Merger.

The foregoing description of the Consortium Agreement is qualified in its entirety by the text of such agreements, which is attached as an exhibit hereto and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Consortium Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposal, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger, changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference.

Group Interest

As a result of the execution of the Consortium Agreement, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act comprising NFPH, Carnival, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising, Mr. Carl Wu, Mr. Ying Zeng, Vivo LLC, Nan Fung, Shimao, Aspex, Hysan and LY. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 86,179,456 Ordinary Shares, which represents approximately 57.6% of the total outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Consortium Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Consortium Agreement, dated as of February 9, 2021, by and among NFPH, Carnival, Ms. Roberta Lipson and trusts affiliated with Ms. Roberta Lipson, Max Rising, Mr. Ying Zeng, Vivo LP, NF SPAC, Sun Hing, Shimao, Aspex Fund, Hysan and LY
2	Joint Filing Agreement by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:February 16, 2021

NEW FRONTIER PUBLIC HOLDING LTD.

/s/ Carl Wu
Name: Carl Wu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

CARNIVAL INVESTMENTS LIMITED

/s/ Leung Kam Chung
Name: Leung Kam Chung
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Mr. Kam Chung Leung

/s/ Kam Chung Leung
Name: Kam Chung Leung

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Ms. Roberta Lipson

/s/ Roberta Lipson
Name: Roberta Lipson

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

MAX RISING INTERNATIONAL LIMITED

/s/ Carl Wu
Name: Carl Wu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Mr. Carl Wu

/s/ Carl Wu
Name: Carl Wu

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Mr. Ying Zeng

/s/ Ying Zeng
Name: Ying Zeng

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

VIVO CAPITAL IX (CAYMAN), LLC

/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

NF SPAC HOLDING LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

SUN HING ASSOCIATES LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

NAN FUNG GROUP HOLDINGS LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

BRAVE PEAK LIMITED

/s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

ASPEX MASTER FUND

/s/ Li Ho Kei
Name: Li Ho Kei
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

ASPEX MANAGEMENT (HK) LTD

/s/ Li Ho Kei
Name: Li Ho Kei
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

LI Ho Kei

/s/ Li Ho Kei
Name: Li Ho Kei

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

SMART SCENE INVESTMENT LIMITED

/s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

LY HOLDING CO., LIMITED

/s/ Ng Ka Lam
Name: NG Ka Lam
Title: Director

[Signature Page to Schedule 13D]